June 30, 2009

Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:           Orion Marine Group, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the period ended March 31, 2009
Schedule 14A filed on April 13, 2009
File No. 1-33891

Dear Mr. Decker:

Orion Marine Group, Inc., (the “Company”) hereby further responds to the comments received by facsimile on May 28, 2009 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  The responses below are to Staff comments numbered “8,” “9” and “10” in the Comment Letter, which concern the Company’s Schedule 14A Definitive Proxy Statement filed on April 13, 2009 (the “2009 Proxy Statement”). The Company responded to the balance of the Staff’s comments set forth in the Comment Letter in its response letter to the Staff dated June 10, 2009 and in a supplement thereto dated June 15, 2009, both of which have been submitted to the Commission. The Company requested, and the Staff granted, an extension to June 30, 2009 to provide the responses set forth below.

For your convenience and as requested, the Company’s responses are prefaced by the exact text of the Staff’s corresponding comment, which in each case is set forth in bold text.

SCHEDULE 14A DEFINITIVE PROXY STATEMENT FILED ON APRIL 13, 2009

Executive Compensation, page 14
Compensation Discussion and Analysis, page 14
Components of Executive Compensation, page 15
Performance-Based Incentive Compensation, page 16

8.
With a view toward future disclosure, please provide us with a materially complete description and analysis of the individual goals applicable to each of your named executive officers, as well as the compensation committee's assessment of how each officer performed with respect to those goals. In this regard, we note your disclosure on page 17 that "certain individual goals were not met in full." Your description and analysis should identify both the goals that were not fully met and the officers who did not meet those goals.

Response:  Set forth below are summaries of the individual performance goals for each of the Company’s named executive officers in 2008 and the Compensation Committee's assessment of each officer’s performance with respect to such goals.

Mr. J. Michael Pearson, President and Chief Executive Officer.  Mr. Pearson’s 2008 individual performance goals were as follows:

•
Assure the Company’s completion of the acquisition of certain assets of Subaqueous Services, Inc. (“SSI”), as a component of the Company’s growth strategy.  The Company successfully completed this acquisition on February 28, 2008, and the Compensation Committee of the Company’s Board of Directors determined that Mr. Pearson had met this goal.

•
Identify additional potential acquisition targets for the Company, with a view to generally positioning the Company for future acquisitions, as part of the Company’s growth strategy, which includes internal as well as external growth.  Mr. Pearson met a significant part of this goal, in that several potential acquisition targets were identified and assessed; however, the Compensation Committee determined that factors beyond Mr. Pearson’s control, including prevailing credit and mergers and acquisitions market conditions, effectively prevented Mr. Pearson from completely achieving this goal.

Mr. Mark R. Stauffer, Executive Vice President and Chief Financial Officer.  Mr. Stauffer’s 2008 individual performance goals were as follows:

•
Assure the completion of the Company’s acquisition of certain assets of SSI.  The Company successfully completed this acquisition on February 28, 2008, and the Compensation Committee determined that Mr. Stauffer had met this goal.

•
Develop an internal report for tracking Company asset utilization and available asset capacity to enable the Company to assess periodic asset utilization rates and asset utilization trends.  The Compensation Committee determined that Mr. Stauffer had met this goal.

•	Develop an internal report for tracking Company revenues and projects by customer class. The Compensation Committee determined that Mr. Stauffer had met this goal.

Mr. Elliott J. Kennedy, Executive Vice President, Gulf Region.  Mr. Kennedy’s 2008 individual performance goals were as follows:

•
Meet financial performance targets set for the operations under Mr. Kennedy’s supervision.  The Compensation Committee determined that Mr. Kennedy met a significant part of this goal.  In determining the appropriate 2008 cash incentive bonus for Mr. Kennedy, the Committee considered additional factors, including principally Mr. Kennedy’s key role in improving the Company’s results of operations during the second half of 2008, as described further below.

•
Implement significant asset management initiatives and promote the Company’s services in markets in which the Company had not previously participated, as part of the Company’s growth strategy and ongoing efforts to improve profitability.  The Compensation Committee determined that Mr. Kennedy had met these goals.

Mr. James L. Rose, Executive Vice President, Atlantic Seaboard and Caribbean Region.  Mr. Rose’s 2008 individual performance goals were as follows:

•
Meet financial performance targets set for the operations under Mr. Rose’s supervision.  The Compensation Committee determined that Mr. Rose met a significant part of this goal.  In determining the appropriate 2008 cash incentive bonus for Mr. Rose, the Committee considered additional factors, including principally Mr. Rose’s key role in improving the Company’s results of operations during the second half of 2008.

•
Implement significant marketing and sales, asset management, and logistics  initiatives to promote and maintain the Company’s presence in additional markets in which the Company had recently began to participate, as part of the Company’s growth strategy.  The Compensation Committee determined that Mr. Rose had met these goals.

Mr. J. Cabell Acree, III, Vice President, General Counsel and Secretary.  Mr. Acree’s 2008 individual performance goals were as follows:

•
Provide assistance to the Company’s Director, Human Resources and its Health, Safety and Environmental (“HS&E”) Managers to improve awareness of and ensure compliance with applicable HS&E regulations and Company policies.  The Compensation Committee determined that Mr. Acree had met this goal.

•	Customize various Company contract templates for all aspects of the Company’s contracting operations. The Compensation Committee determined that Mr. Acree had met this goal.

9.
We note your disclosure on page 17 that the compensation committee "awarded a supplement to the bonus to certain individuals." With a view toward future disclosure, please provide us with a materially complete description and analysis of the compensation committee's decision to award bonus supplements. In doing so, please identify the named executive officers who received supplemental awards and quantify the amounts of the awards. You should also address the impact, if any, that the unsatisfied individual goals had on the committee's decision to award the supplements.

Response:  The Compensation Committee determined that supplemental bonuses were necessary and appropriate to recognize and reward certain executive officers and other senior managers for their extraordinary efforts in improving the Company’s financial performance in the second half of 2008. This improved performance enabled the Company to exceed its revised full-year financial goal for revenue, to achieve the upper end of its revised 2008 EBITDA margin goal, and to post record results for both revenues and EBITDA for 2008.

Each of Messrs. Pearson and Stauffer were instrumental in formulating a strategy for improving the Company’s performance during the second half of 2008.  Meanwhile, each of Messrs. Kennedy and Rose, as well as certain other senior managers, played key roles in implementing that strategy successfully, including overseeing the necessary operations and managing their respective subordinates to ensure performance improvements.

All of the named executive officers met their individual performance goals in substantial part as demonstrated above. The fact that not all goals were completely achieved was a significant consideration in the Compensation Committee’s award of cash incentive compensation, and indeed, reduced the bonus amounts that such individuals otherwise would have been entitled to receive under the Company’s Executive Incentive Plan.  The Committee, however, also considered the Company’s need to reward extraordinary management efforts, to retain executive personnel, and to maintain incentives to support future growth and more favorable financial performance. As a result, the Committee determined to award supplemental bonuses to certain other senior managers, and to the following named executive officers in the respective amounts set forth below:

Mr. Pearson	$92,058
Mr. Stauffer	$76,100
Mr. Kennedy	$45,400
Mr. Rose	$61,250

Total:	$274,809

The Committee approved a total of $474,674 in supplemental bonuses for named executive officers and other senior managers. Of that amount, the Committee awarded approximately $199,865 to senior managers other than named executive officers, in recognition of their extraordinary efforts in improving the Company’s results of operations in the second half of 2008 and as a retention tool to provide incentives for additional future positive performance.

Long-Term Incentive Compensation, page 18

10.
 We note your disclosure on page 18 that "[t]he Compensation Committee will determine on an annual basis who will receive awards under the LTIP and the limitations on those awards. The determination will be based on factors that normally apply to a company's decision to grant awards, i.e., performance and industry conditions." With a view toward future disclosure, please provide us with a materially complete description and analysis of the compensation committee's long-term incentive award determinations for 2008. In doing so, please address how the committee determined the number of shares underlying the option awards received by each named executive officer in 2008.

Response:  For 2008, the Compensation Committee awarded the named executive officers options to purchase Company common stock under the Company’s Long Term Incentive Plan in the amounts disclosed in the table in the 2009 Proxy Statement under the caption “Grants of Plan Based Awards.” In determining the 2008 awards, the Committee’s primary consideration was to provide longer-term performance incentives to the named executive officers in order to align their interests in the long-term growth and prospects of the Company with those of the Company’s shareholders. Stock options granted to the named executive officers vest over a three-year period and thus provide executives with an incentive to manage the Company’s operations for the longer-term.

In particular, the Committee’s analysis included an assessment of the impact that individual executive officers could likely have on the Company’s future performance, growth and prospects, in order to determine the relative impact that such officers could have on enhancing longer-term shareholder value. In addition, to insure that awards to Company executives were in line with the market, the Committee, with its independent consultant, carefully assessed levels of equity incentive compensation paid historically by its peers. Further, the Committee, in determining the amount of such awards, considered the Company’s growth strategies and how to best provide incentives for the achievement of such strategies.

As reflected in the table in the 2009 Proxy Statement under the caption “Grants of Plan Based Awards,” the Committee determined to grant the greatest number of stock options to the President and Chief Executive Officer, and then in descending amounts to the Executive Vice President and Chief Financial Officer, the Company’s Regional Executive Vice Presidents, and the Company’s General Counsel. In large part, the respective numbers of stock options granted to the named executive officers reflect the Committee’s determination of the relative impact that each such officer could likely have on the creation and protection of long-term shareholder value and the levels of incentives necessary, consistent with the market, for insuring superior performance in order to promote the Company’s longer-term performance, growth and prospects.

***

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our answers above appropriately respond to the Staff’s comments.  Please do not hesitate to contact me by telephone at (713) 852-6500, or in my absence, Cabell Acree at the same number, with any questions or comments regarding this correspondence.

Sincerely,

/s/ Mark R. Stauffer
Mark R. Stauffer
Executive Vice President and Chief Financial Officer